SkyMirr Inc.



ANNUAL REPORT

1437 Pineapple Ave. Unit 604

Melbourne, FL 32935

(925) 457-3280

www.skymirr.com

This Annual Report is dated May 1, 2023.

BUSINESS

"SkyMirr, Inc. ("SkyMirr" or the "Company") is a corporation organized under the laws of the state of Florida that provides innovative RF (Radio Frequency) technology and products for broadband wireless communication and medical (cancer treatment) applications.

The Company's business model consists of direct product sales and conducting research projects focused on wireless communication/internet connectivity and medical applications.

Our products and technologies are planned to be sold worldwide to system integrators, distributors, as well as strategic channel partners (example: CCL, the largest system integrator in East Africa) as well as online direct-to-consumer businesses.

The Company has a strong, experienced team, unique and superior technologies, targets fast-growing markets, and has a clear vision to generate both short-term revenue growth and significant long-term company value growth.

The Company's Intellectual Property ("IP"): The Company has applied for three U.S. patents, filed with the USPTO on Jan 6, 2022, Jan 19, 2022, and Mar 3, 2022. In addition to this, SkyMirr owns an issued U.S. patent, issued with the USPTO on May 13, 2013.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $167,000.00

Number of Securities Sold: 7,609,230

Use of proceeds: Working capital

Date: April 15, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We can operate the business without revenue generation for aproximately 7 months.

At March 31st, the company cash balance was $108,233. The currently monthly burn rate is about $10K USD.

The monthly expense includes the salary/compensation (about $5~6K/M) . sample/tooling expense for new product development (2~3K/M), patent filing expense, marketing expense, employee expense reimbursement.

Foreseeable major expenses based on projections:

The current major expense includes the salary/compensation (about $5~6K/M) . sample/tooling expense for new product development (2~3K/M), patent filing expense, employee expense reimbursement.

In near future, the production related expense can be increased including tooling expense, sample expense, pilot production expense, inventory, etc.

Future operational challenges:

The operational challenges are having sufficient cash resources to fund further development of the current products and ultimately have a successful product launch to generate revenue.

Future challenges related to capital resources:

Given the current market conditions, the ability to raise additional capital to fund operations is the largest single challenge the company faces.

Future milestones and events:

The future milestones and events that will significantly impact the company are related to our successful attainment of DOD and NIH grants.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $124,027.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Youngmin Jo

Youngmin Jo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & President

Dates of Service: December, 2021 - Present

Responsibilities: Overall company management. Compensation: Salary $75K per year

Position: Board Director and Treasurer

Dates of Service: December, 2021 - Present

Responsibilities: Review/decide/manage companies primary directions and overall performance

Other business experience in the past three years:

Employer: Taoglas

Title: Global VP of Operation/ Asia President

Dates of Service: October, 2019 - July, 2021

Responsibilities: Company's global operation management including project management, manufacturing, purchasing, supply management, quality control, and others. Sales and revenue growth in Asia Pacific region.

Name: Christopher Morton

Christopher Morton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director and Secretary

Dates of Service: December, 2021 - Present

Responsibilities: Serving as a director, Business development, Compensation: Irregular cash compensation

Other business experience in the past three years:

Employer: Orchid Black

Title: Partner

Dates of Service: August, 2020 - Present

Responsibilities: Advise clients re strategies and operational actions to grow their company in anticipation of IPO or M&A

Other business experience in the past three years:

Employer: NanoPhotonica

Title: CEO and Founder

Dates of Service: November, 2011 - Present

Responsibilities: Overall management of the company.

Other business experience in the past three years:

Employer: GrowFL

Title: Chairman

Dates of Service: May, 2015 - May, 2019

Responsibilities: Directo the overall management of the organization

Name: Taeho Son

Taeho Son's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientist

Dates of Service: April, 2022 - Present

Responsibilities: Technology and product development. Compensation: Stock Options

Other business experience in the past three years:

Employer: Soonchunhyang University

Title: Professor

Dates of Service: March, 1990 - December, 2020

Responsibilities: Research and development, Teaching

Other business experience in the past three years:

Employer: Soonchunhyang University

Title: Professor Emeritus

Dates of Service: March, 2021 - Present

Responsibilities: Academic Support for school programs

Name: Kerry Greer

Kerry Greer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: December, 2021 - Present

Responsibilities: Business Development and Revenue Growth. Compensation: Stock option

Other business experience in the past three years:

Employer: 5G Technology Inc

Title: Founder and President

Dates of Service: January, 2020 - June, 2022

Responsibilities: Overall management

Other business experience in the past three years:

Employer: Globalstar

Title: VP of Engineering

Dates of Service: August, 2017 - January, 2020

Responsibilities: Management of all R&D, User Terminal Product Development, Engineering and Manufacturing teams in designing the next generation of Globalstar products.

Name: Richard Janney

Richard Janney's current primary role is with Bluestar Genomics. Richard Janney currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: June, 2022 - Present

Responsibilities: Overall management of company's financials

Other business experience in the past three years:

Employer: Bluestar Genomics

Title: Chief Financial Officer

Dates of Service: July, 2021 - Present

Responsibilities: Overall financial management

Other business experience in the past three years:

Employer: Pinnacle Engines

Title: Chief Financial Officer

Dates of Service: December, 2019 - June, 2022

Responsibilities: Overall Financial management

Other business experience in the past three years:

Employer: Tempathic, Inc.

Title: Acting CFO

Dates of Service: August, 2019 - June, 2022

Responsibilities: Financial management

Other business experience in the past three years:

Employer: Skye Bioscience Inc.

Title: Interim Principal Accounting Officer

Dates of Service: September, 2020 - September, 2021

Responsibilities: Accounting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Youngmin Jo

Amount and nature of Beneficial ownership: 5,220,000

Percent of class: 68.6

Title of class: Common Stock

Stockholder Name: Christopher Morton

Amount and nature of Beneficial ownership: 1,620,000

Percent of class: 21.29

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 708,609 of Common Stock.

Common Stock

The amount of security authorized is 10,424,434 with a total of 8,569,230 outstanding.

Voting Rights

Each share has 1 vote

Material Rights

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 660,000 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RF technology, wireless communications or medical device industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,069,999.59 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are currently increasing and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that RF based broadband wireless modules and bio-medical products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's valuable assets is its intellectual property. The Company has filed 3 patent applications and intents to file more. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may impact the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

SkyMirr Inc.

By /s/ *Youngmin Jo*

 Name: Skymirr

 Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SKYMIRR, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (DECEMBER 7, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SkyMirr, Inc.
Melbourne, Florida

We have reviewed the accompanying financial statements of SkyMirr, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 7, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 8, 2022
Los Angeles, California

SKYMIRR INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	100,000
Total current assets		**100,000**
Total assets	**$**	**100,000**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		100,000
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**100,000**
Total liabilities and stockholders' equity	**$**	**100,000**

See accompanying notes to financial statements.

SKYMIRR INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (December 7, 2021)	**December 31, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

SKYMIRR INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Retained earnings/ | Total Shareholders' |
	Shares	Amount	(Accumulated Deficit)	Equity
Inception date December 7, 2021	-			
Issuance of Common Stock	7,609,230	$ 100,000		$ 100,000
Net income/(loss)	-	-	$ -	-
Balance—December 31, 2021	**7,609,230**	**$ 100,000**	**$ -**	**$ 100,000**

See accompanying notes to financial statements.

SKYMIRR INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (December 7, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		100,000
Net cash provided/(used) by financing activities		**100,000**
Change in cash		100,000
Cash—beginning of year		-
Cash—end of year	**$**	**100,000**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SkyMirr Inc. was incorporated on December 7, 2021, in the state of Florida. The financial statements of SkyMirr Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Melbourne, Florida

We provide revolutionary RF Technology and products for broadband wireless access and medical applications. We develop/manufacture advanced RF technology-based products that better our lives, such as cost-effective, better performing, broadband wireless communications for everyone and medical applications that treat serious disease far more effectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

SkyMirr Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the RF Technology and products for broadband wireless access and medical applications.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,424,434 shares of Common Stock with no par value. As of December 31, 2021, 7,609,230 shares have been issued and are outstanding.

4.   DEBT

As of December 31, 2021, the Company had no outstanding debt.

5.   RELATED PARTY

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 8, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 960,000 shares of its Common Stock pursuant to the Plan, which provides the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. During 2022, the Company issued 660,000 stock options from the Plan, which have term of three years.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of our planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Youngmin Jo, Principal Executive Officer of SkyMirr Inc., hereby certify that the financial statements of SkyMirr Inc. included in this Report are true and complete in all material respects.

Youngmin Jo

Chief Executive Officer